
MOSAIC
REAL SOLUTIONS. REAL RESULTS.

03 MAY -6 AM 7:21

May 5, 2003


03022062

**By Overnight Courier**

SUPPL

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

Ladies and Gentlemen:

**Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686**

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated January 28, 2003 and the press release of the Corporation dated April 30, 2003, which are the last documents publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

These documents are furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and these documents should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

Cecile S. Chung
Legal Counsel



Encls.

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Gregory Ashley, Testa, Hurwitz & Thibeault, LLP (w/ attachments)
C. Rhea, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)
David Botter, Akin Gump Strauss Hauer & Feld LLP (w/o attachments)


MOSAIC
REAL SOLUTIONS. REAL RESULTS.





## Press Releases

**Attention Business Editors:**

**Mosaic Group Signs Investment Banker**

TORONTO, Jan. 28 /CNW/ - Further to the press release issued on December 17, 2002, Mosaic Group Inc. (TSX:MGX), (the "Company") announced today it has retained Lazard Frères & Co. LLC, New York, as Investment Banker to assist in the possible sale of all or part of the Company.

Forward Looking Statements

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.
%SEDAR: 00002180E

-30-

For further information: Please Contact - Hap Stephen, Chief Restructuring Officer, (416) 813-0739 ext. 2228, Mosaic Group Inc., E-mail: stephenh@mosaicgroupinc.com

Index of Releases



Contact Us

HOME ABOUT MOSAIC CAPABILITIES CAREERS INVESTOR RELATIONS

Press Releases
Stock Info
Financial Reports
Earnings Estimates
Presentations
Web Casts
Conference Calls
Upcoming Events
E-mail Alerts
Sedar Filings
Disclosure Policy

## Press Releases

**Attention Business Editors:**

**Mosaic Group Inc. Responds to Inquiry**

TORONTO, April 30 /CNW/ - In response to inquiries from the Toronto Stock Exchange, Mosaic Group Inc. (the "Company") (TSX:MGX) confirmed today there have been no material undisclosed developments.

In December, 2002, Mosaic Group Inc. obtained an order in the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of Mosaic's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, Mosaic and its relevant subsidiaries continue to operate under a stay of proceedings.

As stated in its press release of January 28, 2003, Mosaic retained Lazard Freres & Co. LLC, New York, as Investment Banker, to assist in the possible sale of all or part of the Company. This process is progressing smoothly. The Company believes that, based on current indications of interest and based on outstanding creditor claims, there will be no recovery for its shareholders.

Mosaic also announced today that it will be unable to file its audited results for the fiscal year ended December 31, 2002 (the "Financial Statements") by the required filing date under applicable Canadian securities legislation.

The preparation and filing of the Financial Statements is delayed due to the ongoing restructuring of Mosaic's debt obligations and capital structure. An announcement will be made when and if Mosaic determines that it will be in a position to file its Financial Statements. In accordance with OSC Policy 57-603, Mosaic intends to satisfy the provisions of the alternate information guidelines until it has satisfied its financial statement filing requirements by filing with the relevant securities regulatory authorities throughout the period in which it is in default, the same information it provides to all of its creditors at the times the information is provided to the creditors and in the same manner as it would file a material change report pursuant to the Securities Act (Ontario).

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

-----------------------

Mosaic Group Inc., with operations in the United States and Canada, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

-30-

For further information: Hap Stephen, Chief Restructuring Officer, Mosaic Group Inc., (416) 813-0739 ext. 2228, E-mail: stephenh@mosaicgroupinc.com; Catherine G. Barbaro, Vice President Legal, Mosaic Group Inc., (416) 813-4286, E-mail: barbaroc@mosaicgroupinc.com

Index of Releases